[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 11, 2013

VIA EDGAR

Mr. Larry Greene

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                           Registration Statement (333-190850) of
Prospect Capital Corporation (the “Company”)

Dear Mr. Greene:

We are in receipt of comments provided by you on September 25, 2013 to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”).

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below.  These changes are reflected in Pre-Effective Amendment No. 1 to the Company’s Registration Statement being filed today.

The Company’s responses to the comments are set forth below.  For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response.

General

1.                                      Please state in your response letter the procedure to be followed to obtain FINRA review and clearance of the filing, including the form of prospectus supplements regarding the Company’s contemplated offerings.

Pursuant to FINRA Rule 5110(b)(7)(A), the Company’s Registration Statement and offerings thereunder are exempt from FINRA review and clearance.

2.                                      The type face of the printed document is hard to read and appears to be set forth in an inappropriately small font. Confirm the printed document will comply with the type size requirement in Rule 420.

The font size used in in the Registration Statement is in compliance with Rule 420.  Formatting on a particular screen may cause the font size to appear smaller.

Prospectus

PROSPECTUS SUMMARY

Our Investment Objective and Policies (Page 3)

3.                                      The fourth paragraph states that the Company may invest in CLOs. Later disclosure indicates that such investments may be substantial. Disclose the percent of Fund assets that may be devoted to this activity. Further, indicate whether the CLO pools which the Company expects to hold may themselves hold CLO interests as portfolio assets? Lastly, indicate whether the underlying non-U.S. borrowers may be from emerging markets.

The Company has added the below disclosure:

“Our potential investment in CLOs is limited by the 1940 Act to 30% of our portfolio.”

We note to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company does not expect to invest in CLOs to that degree as it has, and expects to continue to have, investments in other 30% basket assets.

The Company does not, and does not currently expect to, hold interests in CLOs that hold (i) interests in other CLOs as portfolio assets or (ii) loans to non-U.S. borrowers located in emerging markets.

RISK FACTORS

Risks Relating to Our Business (Page 12)

4.                                      Disclosure in the second paragraph discusses the Company’s authority to issue shares of its common stock at below NAV. As was noted in the Company’s recent proxy the 25% “limitation” with respect to each offering may be in our view, illusory. Add appropriate risk indicating that the Company could engage in multiple offerings in a short period of time which would render this 25% limitation meaningless.

The Company has added the following disclosure, which is the same disclosure added to its recent proxy statement:

“It should be noted that, theoretically, we may offer up to 25% of its then outstanding common stock each day.”

Securitization of our assets subjects us to various risks (Page 21)

5.                                      The third paragraph notes that the Company may create subsidiaries and fund such subsidiaries with: “among other things, whole loans or interests from other pools.” If accurate, confirm that the other pools are pools created by the Company, and whether the interests referred to are securities issued by or portfolio assets of, such pools.

The Company has revised the disclosure to state “among other things, whole loans”.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments. (Page 29)

6.                                      In light of the foreign securities risk disclosure, add an affirmative statement to the above strategy disclosure to the affect that the Company may invest in foreign securities including emerging market securities.

The Registration Statement already provides such an affirmative statement.  Please see page 29 of the Prospectus, “Our investment strategy contemplates potential investments in securities of foreign companies, including those located in emerging market countries.” (emphasis added)

We may expose ourselves to risks if we engage in hedging transactions

7.                                      For hedging purposes the Company may use derivatives, such as swaps. If credit default swaps may be employed, disclose that fact. Because the disclosure refers to swaps generally, it is not clear whether the Company will engage in total return swaps. If the Company may engage in these swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Company operates.

The Company has noted the comment.  As stated on page 30 of the Prospectus, the Company currently has no intention of engaging in hedging transactions.

Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect (Page 33)

8.                                      Add the substance of the following sentence to the summary: “CLOs are typically highly levered up to approximately 10 times, and therefore the junior debt and equity tranches that we will invest in are subject to a higher risk of total loss.”

The Company has added the following sentence to the summary section on page 3, “Our Investment Objective and Policies”:

“CLOs are typically highly levered up to approximately 10 times, and therefore the junior debt and equity tranches that we will invest in are subject to a higher risk of total loss.”

Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt

9.                                      Disclosure hereunder discusses the credit agency ratings typical for the CLOs that the Company expects to acquire. Please either (i) add disclosure, like an appendix, to the prospectus that describes these ratings, or (ii) remove the reference to the ratings.

The Company has removed the credit agency ratings reference as requested.

Risks Relating To Our Securities

Our credit ratings may not reflect all risks of an investment in our debt securities (Page 34)

10.                               If the Company’s securities are rated, add an affirmative statement to that effect at an appropriate location.

The Company has revised the relevant disclosure to add the following affirmative statement: “Our debt securities are rated by Standard & Poors.”

BUSINESS

Managerial Assistance (Page 131)

11.                               Disclosure hereunder discusses the fees collected for the provision of managerial assistance as required by the statute. Explain to the staff whether the fees reflect a profit for the provision of such services or whether services are provided and billed at cost.

Managerial assistance is provided to portfolio companies by Prospect Administration LLC, the Company’s administrator (the “Administrator”), at a set fee.  Such fee is remitted to the Administrator and credited by it in total to the Company against the aggregate administrative costs being reimbursed to the Administrator from the Company.  Accordingly, the Administrator does not earn a profit on such services.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16. Subsequent Events (Page F-76)

12.                               Disclosure in the note makes reference to an unregistered offering, to wit: “On August 2, 2013, we funded a recapitalization of CP Energy Services, Inc. (“CP Energy”) with $81,273 of debt and $12,741 of equity financing. Through the recapitalization, we acquired a controlling interest in CP Energy for $73,009 in cash and 1,918,342 unregistered shares of our common stock. After the financing, we received repayment of the $18,991 loan previously outstanding.” As the Company recently issued shares of its own common stock in this transaction, please explain to the staff, why the highlighted issuance should not be integrated with the Company’s ongoing public offering.

The issuance of unregistered securities pursuant to the recapitalization was made pursuant to Rule 506 (“Private Offering”).  Consistent with the five factors in Rule 502(a) regarding integration, the Company is of the view that the Private Offering should not be integrated with the Company’s ongoing public offerings (“Public Offering”).  Three of the factors point away from integration.  Firstly, the sales of the securities in the Private Offering and those in the Public Offering were not a part of a single plan of financing, as specific acquisitions are generally regarded as entirely different than general corporate purposes.  Secondly, the sales of the securities did not involve the same type of consideration (the Public Offering consideration was cash and the Private Offering consideration was other securities of CP Energy).  And thirdly, the sales were not made for the same general purpose.  The Private Offering was specific to the recapitalization of CP Energy.    The only two factors that would call for integration would be that the Public Offering and Private Offering occurred at or about the same time and involved the same security (Company shares of common stock).  Further, it should be noted that substantially all the shares issued in the Private Offering were issued to a single large institutional investor, which would be exempt under the Black Box no-action letter and its progeny even if all five factors pointing toward integration are satisfied.

*                                         *                                         *                                         *                                         *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff , acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Sincerely,

/s/ Richard Prins
Richard Prins